AB 5/2*

06008539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: January 31, 2007 |
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| SEC FILE NUMBER |
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| 8-43940 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER—DEALER:

CRT Capital Group LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

| Stamford | Connecticut | 06902 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark Merritt — (203) 569-4570
(Area Code—Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

VA 5/12/06

# AFFIRMATION

I, J. Christopher Young, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CRT Capital Group LLC (the "Company") for the years ended December 31, 2005 and 2004 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

April 25, 2006

Signature Date 4-25-06

J. Christopher Young
Managing Member

Roberta Ryan
Notary Public

ROBERTA RYAN
Notary Public
State of Connecticut
My Commission Expires June 30,2010

CRT CAPITAL GROUP LLC
(S.E.C. I.D. No. 8-43940)

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005 AND 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

**Deloitte.**

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com



## INDEPENDENT AUDITORS' REPORT

To the Managing Members
of CRT Capital Group LLC

We have audited the accompanying statements of financial condition of CRT Capital Group LLC (the "Company") as of December 31, 2005 and 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of CRT Capital Group LLC as of December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
April 21, 2006

# CRT CAPITAL GROUP LLC

## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31, 2005 AND 2004

| ASSETS | 2005 | 2004 |
|---|---|---|
| CASH | $ 47,049,114 | $153,065,070 |
| DUE FROM CLEARING ORGANIZATION | 3,446,503 | 618,560 |
| TRADING SECURITIES, pledged to clearing organization, at estimated fair value | 288,991,384 | 431,610,708 |
| FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS—Net | 5,094,668 | 5,116,271 |
| DEBT ISSUANCE COSTS | 193,682 | 511,146 |
| OTHER ASSETS | 18,460,061 | 8,868,682 |
| TOTAL | $363,235,412 | $599,790,437 |

| LIABILITIES AND MEMBERS' CAPITAL | | |
|---|---|---|
| LIABILITIES: | | |
| Securities sold, not yet purchased, at estimated fair value | $190,181,315 | $373,664,661 |
| Other liabilities and accrued expenses | 30,839,549 | 27,410,117 |
| Payable to clearing organization | 13,552,303 | 54,543,964 |
| | 234,573,167 | 455,618,742 |
| COMMITMENTS AND CONTINGENCIES (Note 8) | | |
| SUBORDINATED BORROWINGS | 23,750,000 | 33,750,000 |
| MEMBERS' CAPITAL | 104,912,245 | 110,421,695 |
| TOTAL | $363,235,412 | $599,790,437 |

See notes to Statements of Financial Condition.

### 1. ORGANIZATION

CRT Capital Group LLC (the "Company") is a Connecticut limited liability company that was organized pursuant to an operating agreement that expires on December 31, 2054. The Company is a broker-dealer, investment banking and asset management firm. As a part of its broker-dealer operations, the Company provides in-depth research and sales and trading coverage to a wide range of, primarily, financial institutions. The Company trades public bonds, convertible securities, equities, derivative instruments, options and warrants, bank debt and private placements. The Company is a market maker in certain stocks and is involved as agent or riskless principal in other securities transactions. The investment banking group provides advisory merger and acquisition, new issuance and restructuring services to corporations. In November 2005, the Company acquired Pine Street Advisors LLC, a registered investment adviser, and PS Institutional LLC (collectively the "subsidiaries"), both advisers to fund of funds investments.

The Company is registered with the Securities and Exchange Commission ("SEC") as a registered broker-dealer in securities under the Securities Exchange Act of 1934. Pine Street Advisors LLC is registered investment adviser under the Investment Advisers Act of 1940. Furthermore, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the National Futures Association, the Pacific Exchange and the Securities Investor Protection Corporation.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***—The Statement of Financial Condition include the accounts of the Company and its wholly-owned subsidiaries. The disclosure of the pro forma effects of including the results of operations of the subsidiaries acquired in 2005 as though the acquisitions took place at the beginning of 2004 have not been included because it does not have a material effect on the 2005 or 2004 Statement of Financial Condition. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of service, including principal transactions, agency transactions, investment banking, research and asset management.

***Cash***—Generally all of the cash balance is held as collateral under margin agreements with the Company's clearing organization, prime brokers and other contracted counterparties.

***Securities***—Trading securities and securities sold, not yet purchased are held principally for trading in the near term with the objective of generating profits on short-term differences in price. Trading securities and securities sold, not yet purchased are recorded on the trade date at, respectively, purchase cost or sales proceeds. The Company's trading securities are held as collateral under margin agreements with the Company's clearing organization, prime brokers and other contracted counterparties.

Securities are valued using quoted market prices or at estimated fair value as determined by management. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the Statements of Financial Condition.

***Financial Instruments***—Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, at estimated fair value as determined by management. Market values for exchange-traded derivatives,

principally certain options, are based on quoted market prices. Estimated fair values for over-the-counter derivative financial instruments, principally options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the Statements of Operations as investment (losses) gains—net. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, as all financial instruments are marked to market with changes in estimated fair values reflected in operations. Therefore, certain disclosures required by this statement are generally not applicable with respect to these financial instruments.

Fair values of swaps and options contracts are recorded in Trading Securities or Securities Sold, Not Yet Purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on credit default and interest rate swaps, are recognized net in the Statements of Financial Condition by counterparty where master netting agreements are in place.

***Translation of Foreign Currency***—Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

***Clearance Arrangements***—Pursuant to an agreement between the Company and its clearing organization, securities transactions of customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System as all customer accounts, as defined by such rules, are carried by the clearing organization. The Company maintains proprietary accounts of introducing brokers ("PAIB") agreements with its clearing organization, prime broker and relevant counterparties in order for it to receive allowable asset treatment for proprietary assets held at those institutions.

***Depreciation and Amortization***—Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures and leasehold improvements are depreciated using the straight-line method over a useful life of the lesser of five years or the expected life of the lease.

***Income Taxes***—As a limited liability company, the Company is exempt from federal and state income taxation as they are the personal liability of the members.

***Members' Capital***—Contributions of capital are recognized when received. Distributions of capital are recognized when paid or when the Company has received notice of dissasociation from the Member prior to December 31, 2005. Capital of the disassociated Member which has not been paid by the Company by December 31, 2005 has been reclassified to other liabilities and accrued expenses on the Statements of Financial Condition. All withdrawals and contributions of capital for the years ended 2005 and 2004 were in cash.

***Use of Estimates***—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates included in the accompanying financial statements include estimated fair values of certain securities, financial instruments and certain

receivables. Securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with securities, it is reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

## 3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of trading securities at fair values at December 31, as follows:

| | 2005 | |
|---|---|---|
| | Owned | Sold, Not Yet Purchased |
| Corporate bonds, debentures and notes | $ 184,093,681 | $ 97,857,702 |
| Corporate stocks | 101,943,848 | 80,252,625 |
| Derivative financial instruments | 2,940,105 | 4,481,247 |
| State and municipal obligations | 13,750 | 7,589,741 |
| | $ 288,991,384 | $ 190,181,315 |

| | 2004 | |
|---|---|---|
| | Owned | Sold, Not Yet Purchased |
| Corporate bonds, debentures and notes | $ 304,661,658 | $ 184,391,878 |
| Corporate stocks | 110,787,375 | 113,133,800 |
| Derivative financial instruments | 13,005,425 | 7,832,537 |
| State and municipal obligations | 3,156,250 | 68,306,446 |
| | $ 431,610,708 | $ 373,664,661 |

## 4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31:

| | 2005 | 2004 |
|---|---|---|
| Furniture and fixtures | $ 619,748 | $ 142,842 |
| Office equipment | 1,717,116 | 1,464,866 |
| Leasehold improvements | 4,770,043 | 4,006,362 |
| Leased property under capital leases (Note 5) | 2,290,365 | 1,859,946 |
| Total—at cost | 9,397,273 | 7,474,016 |
| Accumulated depreciation and amortization | (4,302,604) | (2,357,745) |
| Total—net | $ 5,094,668 | $ 5,116,271 |

## 5. CAPITAL LEASE

Leased property under capital lease by major fixed asset classification is as follows at December 31:

| | 2005 | 2004 |
|---|---|---|
| Furniture and fixtures | $ 502,448 | $ 502,448 |
| Office equipment | 1,787,917 | 1,357,498 |
| Total, at cost | 2,290,365 | 1,859,946 |
| Accumulated depreciation | (979,732) | (483,403) |
| Total – net | $ 1,310,633 | $ 1,376,543 |

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2005. The present value of the minimum lease payments is included in "other liabilities and accrued expenses" in the accompanying Statements of Financial Condition.

| | |
|---|---|
| Years ending December 31, | |
| 2006 | $ 618,107 |
| 2007 | 547,992 |
| 2008 | 444,994 |
| Total minimum lease payments | 1,611,093 |
| Less amount representing interest | (253,032) |
| Present value of net minimum lease payments | $ 1,358,061 |

## 6. NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of Minimum Net Capital and a Ratio of Aggregate Indebtedness to Net Capital, both as defined. Under this rule, a registered broker-dealer may be required to reduce its business if its net capital falls below 120% of its Minimum Net Capital. Violation of the Minimum Net Capital requirement may prohibit a registered broker-dealer from engaging in any securities transactions. Additionally, a registered broker-dealer's Ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1 and a broker-dealer may be required to reduce its business if this ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1.

In its normal course of business, the Company's trading strategies invest in securities that are required to be classified for regulatory net capital purposes as not readily marketable and are included in non-allowable assets on the Company's filings with the SEC and NASD. Such investments may include Bankruptcy Claims, corporate bonds for which the issuer is in default of their interest obligation, and certain derivative instruments. While other items comprise non-allowable assets, not readily marketable securities are a significant portion of this classification. The total of all non-allowable assets held by the Company and other deductions at December 31, 2005 and 2004 were $60,893,949 and $52,833,692, respectively.

The Company's net capital information as of December 31, is as follows:

| | 2005 | 2004 |
|---|---|---|
| Minimum net capital requirement ($1,972,500 for 2005, $767,501 for 2004, or 6 2/3 % of aggregate indebtedness, whichever is greater) | $ 1,972,500 | $ 912,709 |
| Net capital | 17,684,550 | 11,908,149 |
| Net capital ratio | .75 to 1 | 1.15 to 1 |

## 7. BENEFIT PLANS

The Company maintains a profit sharing and 401(k) plan (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $42,000 and $41,000 for the years ended December 31, 2005 and 2004, respectively.

## 8. COMMITMENTS AND CONTINGENCIES

***Operating Leases***—As of December 31, 2005, the minimum total rental commitments under non-cancelable leases for office space and equipment are as follows:

| Years Ending December 31, | |
|---|---|
| 2006 | $ 1,340,485 |
| 2007 | 1,389,575 |
| 2008 | 440,748 |
| | $ 3,170,808 |

***Litigation***—The Company may from time to time be the subject of claims or named as a defendant in various legal actions. Management does not expect the Company to incur any material liability by reason of any such actions pending at the date hereof, nor does it expect that any such actions pending at the date hereof will have a material adverse effect on the Company's liquidity or operating results.

## 9. SUBORDINATED BORROWINGS

During 2002 the Company issued 14% subordinated notes that are due on March 31, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Additionally, the subordinated borrowing agreement requires the Company to be in compliance with certain affirmative and negative covenants to prevent an acceleration of payments or an event of default which would cause the subordinated borrowings to come due. The Company is required to make assertions to the subordinated lenders that they are in compliance with those covenants. As of December 31, 2005 and on a quarterly basis, the Company has made assertions that the Company is in compliance with the covenants, except for the Company's compliance with the section of the subordinated borrowing agreement that requires the Company to provide audited financial statements within 90 days from the year end. However, the Company has received a waiver from all of its subordinated lenders addressing its non-compliance.

## 10. MEMBERS' CAPITAL

The Company allows certain current and former employees (collectively, "CRT Principals LLC") and strategic partners (collectively, "Subordinated Membership Participation Interests", "CRT Investors LLC" and "Savannah Investors LLC") to make investments in the Company and receive fixed preferential returns, if earned, and variable performance based returns. As of December 31, 2005 and 2004, Members' Capital is comprised of the following:

| | 2005 | 2004 |
|---|---|---|
| Managing Members | $ 12,226,733 | $ 25,005,736 |
| CRT Principals LLC | 61,089,780 | 75,416,175 |
| Savannah Investors LLC | 25,689,766 | - |
| CRT Investors LLC | 5,810,298 | 9,787,651 |
| Subordinated Participating Membership Interests | 95,668 | 212,133 |
| | $ 104,912,245 | $ 110,421,695 |

Subordinated Participating Membership Interests are paid quarterly allocations of their pro-rata share of net income.

## 11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Included in trading securities, pledged to clearing organization, estimated fair value and securities sold, not yet purchased, at estimated fair value are derivative financial instruments.

As a securities broker, the Company is engaged in the buying and selling of securities for a diverse group of, principally, corporations and institutional investors. The Company's transactions are executed with and on behalf of institutions, including other brokers and dealers, commercial insurance companies, commercial banks, pension plans and funds, hedge funds and other financial and non-financial institutions. The Company introduces these transactions for clearance to its clearing organization on a fully disclosed basis.

The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to the nonperformance of its customers. The Company seeks to control the risk associated with nonperformance by monitoring its customer activity through the review of information it receives from its clearing organization on a daily basis. Open securities transactions at December 31, 2005 and 2004 were subsequently cleared by the delivery of the related securities or payment to the counterparty.

The Company enters into various transactions involving derivatives and other financial instruments such as exchange-traded and over-the-counter options, securities purchased and sold on a when-issued basis (when-issued securities) and credit default and interest rate swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When issued securities provide for the delayed delivery of the underlying instrument when, as and if it is issued. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Credit default swaps exchange credit risk in lieu of a fee. As a buyer of credit protection, the Company would pay a fixed fee and in an

event of default by the referenced issuer deliver the referenced asset in the swap contract (generally a bond of the defaulted issuer). As a seller of protection, the Company would receive a fixed fee and in an event of default by the referenced issuer receive the referenced asset in the swap contract. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these swap instruments are reflective of volume and activity and do not necessarily reflect the amounts at risk. The credit risk for options, swaps, and when-issued securities is limited to the unrealized gains recorded in the statements of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company has sold securities that it did not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2005 and 2004 at the estimated fair values of the related securities and will incur a loss if the estimated fair value of the securities increases subsequent to December 31, 2005 or 2004, respectively.

As of December 31, 2005, the gross contractual or notional amounts of derivative financial instruments used for trading purposes are as follows:

| *(Amounts in millions)* | **Notional or Contractual Amount** | |
|---|---|---|
| | **2005** | **2004** |
| Credit Default Swaps | 410 | 374 |
| Interest Rate Swaps | 44 | 76 |
| Options | 1 | 34 |
| Indices | 36 | 21 |

## 12. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

| | **Pine Street Advisors LLC** | **PS Institutional** |
|---|---|---|
| Total assets | $ 393,522 | $ - |
| Equity | 170,232 | - |

The accounts of the subsidiaries are not included in the Company's net capital because the assets of the subsidiary are not readily available for the protection of the Company's broker-dealers and other creditors, as permitted by Rule 15c3-1.

## 13. NEW ACCOUNTING STANDARDS

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") regarding EITF 04-05, "*Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights*." The conclusion provides a framework for addressing the question of when a sole general partner, as defined in EITF 04-05, should consolidate a limited partnership. The EITF has concluded that the general partner of a limited partnership should consolidate a limited partnership unless (1) the limited partners possess substantive kick-out rights as defined in paragraph B20 of FIN 46R, or (2) the limited partners possess substantive participating rights similar to the rights described in Issue 96-16, "*Investor's Accounting for an Investee.*" In addition, the EITF concluded that the guidance should be expanded to include all

limited partnerships, including those with multiple general partners. The Company will adopt EITF 04-05 as of January 1, 2006. The Company is currently assessing its investment in PS Institutional LLC, the sole general partner in Pine Street Institutional Partners, L.P., to determine the impact, if any, the adoption of EITF 04-05 will have on results of operations, financial position or cash flows.

## 14. SUBSEQUENT EVENTS

In January 2006, the Company entered into Settlement and Release Agreements with respect to the NTL Global Settlement Agreement ("GSA") agreed to in December 2005, by and among certain parties who, during the when-issued trading period from September 5, 2002 to January 10, 2003, entered into one or more "when, as and if issued" trading contracts for NTL Incorporated common stock. Pursuant to the GSA as well as certain agreements with other individual counterparties, the Company received net proceeds, inclusive of interest, of approximately $2.6 million.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

April 21, 2006

CRT Capital Group LLC
262 Harbor Drive
Stamford, CT 06902

In planning and performing our audits of the financial statements of CRT Capital Group LLC (the "Company") for the year ended December 31, 2005, on which we issued our report dated April 21, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practice or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the Company's internal control and its operation, including control activities for safeguarding securities, which we consider to be a material weakness, as defined above:

During the year ended December 31, 2005, the Company was not in compliance with the Commission's recordkeeping requirements and, in turn, the financial responsibility rules relating to the Company's failure to record and mark-to-market short positions involving "when, as if issued" trading contracts for NTL Incorporated Common Stock ("NTL"), which resulted in a material misstatement of the Company's financial statements and overstatement of net capital reported by the Company during the year ended December 31, 2005. As of December 31, 2005, the Company has recorded and marked-to-market the NTL short positions in its annual 17a-5 audited financial statements.

During the year ended December 31, 2005 the Company was not in compliance with the Commission's financial responsibility rules relating to the offsetting of settlement proceeds receivable from and payable to various counterparties when transacted in "when, as if issued" trading contracts for NTL, which resulted in an overstatement of net capital reported by the Company during the year ended December 31, 2005. As of December 31, 2005 the Company has reflected the NTL settlement proceeds and payables on a gross basis in the statement of financial condition in its annual 17a-5 audited financial statements.

During the year ended December 31, 2005, the Company did not maintain policies and procedures to properly identify and evaluate deficits in introduced accounts. Consequently, the Company did not appropriately reflect customer deficits as a deduction in computing net capital to the extent the clearing agreement states that such deficits are the Company's responsibility. As of December 31, 2005 the Company has reflected customer deficits in it computation of net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the conditions described in the three preceding paragraphs, which we consider to be a material inadequacy as defined above, the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP